

Mail Stop 4631

November 20, 2017

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N. 3rd St.
Bismarck, ND 58501

> **Re:** **ADM Endeavors, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 13, 2017**
> **File No. 333-220452**

Dear Mr. Mees:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2017 letter.

Recent Sales of Unregistered Securities, page 55

1. We note your response to prior comment 4 and reissue our comment. We also note the sale of unregistered securities disclosed in previously filed quarterly reports. For example:

   - During the second quarter of 2015 you issued 5,375,000 and 2,225,000 shares for consulting services.

   - On May 30, 2016, you issued 2,250,000 shares for consulting services.

   - On July 26, 2016, you issued 350,000 shares for consulting services.

- On May 30, 2017, you issued 2,250,000 shares for consulting services.

- On June 30, 2017, you issued "approximately 187,500" shares.

Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation in lieu of salary or for services rendered. Please refer to Item 701 of Regulation S-K. In addition, please revise the list of selling security holders on page 16 accordingly.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Chase Chandler, Esq.